Exhibit 1

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Tel-Aviv Stock Exchange

17 April 2013
185013.docx

To:
Members of the Bourse

Honored Members,

Subject: Silicom Ltd.
(Company Number 2107)

As stated in our circular dated March 28, 2013 with regards to the distribution of a dividend on April 17, 2013, the Company has provided the following data regarding the calculation of the rate of tax being withheld at source from the dividend:

Source	% of Dividend	Individual Tax %	Corporations Tax %	Foreign Resident Tax %
Regular Income	34.60310	25	0	25
Benefited Enterprise	65.3969	15	15	15

Weighted tax: individuals 18.46031%, corporations 9.80954%, foreign residents 18.46031%.

Sincerely,
(-)
Galit Totman
Listed Companies Liaison Unit

Tel - Aviv Stock Exchange Ltd.
Ahad Ha'am St. 54, Tel Aviv 6520216 ● POB 29060 Tel Aviv 6129001 ● Tel: 03-5677411, Fax: 03-5105379
www.tase.co.il